Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

HOUSEVALUES, INC.

JUMBO ACQUISITION, INC.

and

THE LOAN PAGE, INC.

Dated as of October 31, 2005

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of October 31, 2005, by and among HouseValues, Inc., a Washington corporation (“Parent”), Jumbo Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and The Loan Page, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Article IX below.

RECITALS

A. The Company, Parent and Merger Sub believe it advisable and in their respective best interests to effect a merger of the Merger Sub with and into the Company pursuant to this Agreement (the “Merger”).

B. The Board of Directors and stockholders of the Company have approved this Agreement and the Merger as required by applicable law.

C. The Boards of Directors of Parent and Merger Sub and the sole stockholder of Merger Sub have approved this Agreement and the Merger as required by applicable law.

AGREEMENT

In consideration of the terms hereof, the parties hereto agree as follows:

ARTICLE I.

THE MERGER

1.1	The Merger

Upon the terms and subject to the conditions hereof, (a) at the Effective Time the separate existence of Merger Sub shall cease, and Merger Sub shall be merged with and into the Company (the Company as the surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation”), and (b) from and after the Effective Time, the Merger shall have all the effects of a merger under the laws of the State of Delaware and other applicable law.

1.2	The Closing

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on the earliest practicable Business Day (the “Closing Date”) after the satisfaction or waiver of the conditions set forth in Articles IV and V at 10 a.m. local time at the offices of Perkins Coie LLP, 1201 Third Avenue, 48th Floor, Seattle, Washington, or such other date, time or location as Parent and the Company shall agree.

1.3	Effective Date and Time

On the Closing Date and subject to the terms and conditions hereof, the parties hereto shall cause an appropriate certificate of merger (the “Certificate of Merger”) complying with the applicable provisions of the Delaware General Corporation Law (“Delaware Law”) to be properly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”). The Merger shall become effective on the date (the “Effective Date”) and at the time (the “Effective Time”) of filing of the Certificate of Merger or at such other time as may be specified in the Certificate of Merger as filed. If the Delaware Secretary of State requires any changes in the Certificate of Merger as a condition to filing or to issuing its certificate to the effect that the Merger is effective, Parent, Merger Sub and the Company will execute any necessary revisions incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

1.4	Certificate of Incorporation of the Surviving Corporation

Unless otherwise specified by Parent prior to the Effective Time, at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety as of the Effective Time to conform to the certificate of incorporation attached hereto as Exhibit 1.4. Thereafter, the Certificate of Incorporation of the Surviving Corporation may be amended in accordance with its terms and as provided by law.

1.5	Bylaws of the Surviving Corporation

Unless otherwise specified by Parent prior to the Effective Time, at the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws attached hereto as Exhibit 1.5. Thereafter, the bylaws may be amended or repealed in accordance with their terms and the Certificate of Incorporation of the Surviving Corporation and as provided by law.

1.6	Directors and Officers

At the Effective Time, the directors and officers of the Company shall resign and the directors of Merger Sub shall continue in office as the directors of the Surviving Corporation, and the officers of Merger Sub shall continue in office as the officers of the Surviving Corporation, and such directors and officers shall hold office in accordance with and subject to the Certificate of Incorporation and Bylaws of the Surviving Corporation.

1.7	Conversion of Shares

1.7.1	Merger Consideration

As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $.0001 par value, of the Surviving Corporation.

(b) All shares of any class of capital stock of the Company held by the Company as treasury stock automatically shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of preferred stock, par value $0.0001 per share, of the Company (“Company Preferred Stock”) issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive from Parent an amount in cash (rounded to the nearest cent), payable at the time and in the manner set forth in Section 1.7.2, determined by dividing (i) $5,800,000 (“Base Merger Consideration”), less (A) the amount of any Company Debt outstanding as of the Closing Date (other than the Assumed Debt), less (B) any portion of the Escrow Amount that is credited to Parent pursuant to the Escrow Agreement in respect of indemnification Claims pursuant to Article VII, less (C) any portion of the Escrow Amount that is distributed to individuals other than the holders of Company Preferred Stock pursuant to the Escrow Agreement, plus or minus (D) any positive or negative adjustment determined pursuant to Section 1.7.3 below, by (ii) the total number of shares of Company Preferred Stock outstanding immediately prior to the Effective Time (such amount being referred to herein as the “Merger Consideration”).

(d) Each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(e) Parent shall assume all obligations of certain stockholders of the Company, in accordance with the terms of Section 2.3 of that certain Note Purchase Agreement, by and between Battery Ventures VI, L.P. and GoldNet Internet Solutions, Inc., dated as of December 22, 2003, with respect to the promissory note made by the Company for the benefit of GoldNet Internet Solutions, Inc., dated December 22, 2003, in the principal amount of $1,679,884.72 plus the accrued and unpaid interest thereon (the “Assumed Debt”). The provisions of this Section 1.7.1(e) are intended for the benefit of, and will be enforceable by, Battery Ventures VI, L.P., together with its Affiliates and assigns, and are in addition to any other rights such Persons may have with respect to the subject matter of this Section 1.7.1(e).

(f) Notwithstanding the foregoing, at Closing Parent will withhold from the Base Merger Consideration and deposit with the Escrow Agent an amount in cash equal to $500,000 (the “Escrow Amount”), to be held and disbursed by the Escrow Agent in accordance with the terms hereof and of an Escrow Agreement in substantially the form attached hereto as Exhibit 1.7.1(f) (the “Escrow Agreement”) which shall be signed and delivered by the parties thereto at Closing.

(g) No Stock Purchase Rights (including without limitation options, warrants or other rights to purchase Company Common Stock or Company Preferred Stock) shall survive the Closing or be assumed, or substituted for, by Parent, and at the Effective Time all Stock Purchase Rights that have not been exercised shall terminate in accordance with their terms. Each outstanding Stock Purchase Right must be exercised in accordance with its terms prior to the Effective Time or, if not so exercised, will expire and be automatically cancelled at the Effective Time and no consideration shall be delivered in exchange therefor.

(h) Holders of Company Common Stock and Company Preferred Stock that have complied with all the requirements for perfecting appraisal rights as required under Delaware Law and dissenters rights as required under the California Law (the “Dissenting Shares”) shall be entitled to their appraisal rights under Delaware Law and/or dissenters rights under California Law with respect to such shares in lieu of any portion of the Merger Consideration under this Agreement. Notwithstanding the foregoing, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically cease to be Dissenting Shares and be converted into and represent only the right to receive the portion of the Merger Consideration to which such holder is then entitled under this Agreement, without interest thereon and upon surrender of the certificate representing such shares in accordance with this Agreement. Notwithstanding any provision of this Agreement to the contrary, any Dissenting Shares held by a stockholder that has perfected such stockholder’s appraisal rights for such shares in accordance with Delaware Law and/or such stockholder’s dissenters rights for such shares in accordance with California Law shall not be converted into the right to receive a portion of the Merger Consideration. From and after the Effective Time, a holder of Dissenting Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. The Company shall give Parent (i) prompt notice of any written demands for appraisal or dissenters rights, withdrawals of demands for appraisal or dissenters rights and any other instruments served pursuant to the applicable provisions of Delaware Law or California Law relating to the appraisal process received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law or dissenters rights under California Law. The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or dissenters rights or settle or offer to settle any such demands.

1.7.2	Payment of Merger Consideration and Surrender of Certificates

(a) On or prior to the Closing Date, the Company shall deliver to Parent a spreadsheet in the form attached as Exhibit 1.7.2(a) (the “Closing Spreadsheet”) which shall show: (i) the name and address of each stockholder of the Company entitled to receive any portion of the Merger Consideration pursuant to Section 1.7.1; (ii) the portion of the Merger Consideration payable to each such stockholder at Closing in accordance with Section 1.7.1 (rounded to the nearest cent) (iii) each stockholder’s election to receive such stockholder’s portion of the Merger Consideration via wire transfer or check (to the extent known by the

Company); and (iv) wire instructions for each such stockholder listed on the Closing Spreadsheet, or the address at which such stockholder is electing to receive payment of such stockholder’s portion of the Merger Consideration via check, as applicable (to the extent known by the Company).

(b) On the Closing Date, each stockholder of the Company entitled to any portion of the Merger Consideration who shall, at the Closing, deliver to Parent for cancellation the certificate or certificates representing the Company Preferred Stock held by such stockholder, together with an executed Letter of Transmittal in the form attached hereto as Exhibit 1.7.2(b) (the “Letter of Transmittal”), shall be entitled to receive the portion of the Merger Consideration due to such stockholder at the Closing as provided in Section 1.7.1, payable by wire transfer or check in accordance with the instructions set forth in the Letter of Transmittal. The stock certificate(s) so surrendered shall forthwith be cancelled and retired and shall cease to exist.

(c) Promptly after Closing (but in any case no later than five (5) business days thereafter), Parent will send a Letter of Transmittal to each stockholder entitled to any portion of the Merger Consideration other than those stockholders who tendered their stock certificates and Letters of Transmittal pursuant to the foregoing paragraph. Within five (5) Business Days after Parent’s receipt of a stockholder’s properly executed and completed Letter of Transmittal, together with one or more stock certificate(s) representing the shares of Company Preferred Stock held by such stockholder, Parent will pay to such stockholder, by wire transfer or check in accordance with the properly completed instructions of such stockholder in the Letter of Transmittal, the portion of the Merger Consideration due to such stockholder at Closing as provided in Section 1.7.1. No interest will be paid or will accrue on the Merger Consideration payable to any such stockholder.

(d) If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, in form and substance reasonably acceptable to Parent, by the Person claiming such certificate to be lost, stolen or destroyed, and complying with such other conditions as Parent may reasonably impose (including the execution of an indemnification undertaking with respect to the certificate alleged to be lost, stolen or destroyed), Parent will deliver to such Person that portion of the Merger Consideration attributable to such certificate that is payable pursuant to Section 1.7.1.

(e) If any portion of the Escrow Amount is determined to be payable to Company stockholders pursuant to the terms hereof and the Escrow Agreement, such amount shall be paid on the terms and at the time provided in such Escrow Agreement.

1.7.3	Working Capital Adjustment

On the Closing Date, the parties shall agree on (a) a balance sheet of the Company as of October 28, 2005, which shall be attached as Exhibit 1.7.3 (“Closing Balance Sheet”) which shall specify, among other things, the total amount of Company Debt and Assumed Debt, and (b) a statement based on such balance sheet showing the Net Working Capital of the Company as of October 28, 2005, including all accrued Transaction Costs (the “NWC Statement”). Such balance sheet and NWC Statement shall be prepared from the Company’s books and records in a manner consistent with the balance sheets of the Company as of December 31, 2004 and August 31, 2005 and in accordance with GAAP (subject to normal year end adjustments and except for the absence of footnotes) and shall be certified as such on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer. The Company shall provide Parent’s finance and accounting personnel with access to the Company’s financial books and records and shall cooperate with such personnel in the course of preparing such balance sheet and NWC Statement. If the Net Working Capital of the Company as of the Closing Date shown in the NWC Statement is greater than $600,000 (“Target Net Working Capital”), then the Merger Consideration shall be increased, dollar for dollar, by the amount of such excess, and if the Net Working Capital of the Company as of the Closing Date shown in the NWC Statement is less than the Target Net Working Capital, then the Merger Consideration shall be decreased, dollar for dollar, by the amount of such shortfall.

1.7.4	No Further Transfers

After the Effective Time, there shall be no further transfers of any shares of Company Common Stock or Company Preferred Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, certificates formerly representing shares of Company Common Stock or Company Preferred Stock are presented to the Surviving Corporation for transfer, they shall be forwarded to Parent and shall be canceled and exchanged in accordance with this Section 1.7, subject, in the case of Dissenting Shares, to Section 1.7.1(h).

1.8	Stockholder Representative

The stockholders of the Company and the parties hereto have agreed that it is desirable to designate a representative to act on behalf of the stockholders of the Company for certain limited purposes, as specified herein. By approving the Merger at a special meeting of stockholders or by written consent of the stockholders and/or by returning the Letter of Transmittal, each stockholder of the Company shall be deemed to have irrevocably authorized and appointed Mark Sherman (or such other person as may be designated from time to time by Battery Ventures VI, L.P.) as the Stockholder Representative (the “Stockholder Representative”), and his, her or its representative to act in his, her or its name, place and stead in such Stockholder Representative’s sole discretion, to:

(a) negotiate, determine, defend and settle any disputes that may arise under or in connection with this Agreement, including, without limitation, with respect to any Indemnification Claim pursuant to Article VII hereof; and

(b) make, execute, acknowledge and deliver any releases, assurances, receipts, requests, instructions, notices, agreements, certificates and any other instruments, and generally do any and all things and take any and all actions that may be requisite, proper or advisable in connection with this Agreement or any other Operative Document, including, without limitation, pursuant to Article VII hereof.

The Stockholder Representative will have no liability to Parent, Merger Sub, the Company or the Surviving Corporation or the stockholders of the Company with respect to actions taken or omitted to be taken in its capacity as Stockholder Representative, except with respect to the Stockholder Representative’s gross negligence or willful misconduct. The Stockholder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Stockholder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The stockholders of the Company listed on the Closing Spreadsheet shall pay and be responsible for all expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Stockholder Representative in such capacity, and for indemnification against any losses arising out of actions taken or omitted to be taken in its capacity as Stockholder Representative (except for those arising out of the Stockholder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as is otherwise set forth in the Company Disclosure Memorandum attached hereto as Exhibit 2 (the “Disclosure Memorandum”), and in order to induce Parent and Merger Sub to enter into and perform this Agreement and the Escrow Agreement, (collectively, together with the Letter of Transmittal and the Certificate of Merger, the “Operative Documents”), the Company represents and warrants to Parent and Merger Sub as of the date of this Agreement as follows in this Article II.

2.1	Organization

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, operate and lease its properties and assets, to carry on its business as now conducted, and to enter into and perform its obligations under this Agreement and the other Operative Documents to which the Company is a party, and to consummate the transactions contemplated hereby and thereby. The Company is duly qualified and licensed as a foreign corporation to do business and is in good standing in each of the jurisdictions specified in

Schedule 2.1 to the Disclosure Memorandum, which are the only jurisdictions in which the character of the Company’s properties occupied, owned or held under lease or the nature of the business conducted by the Company makes such qualification or licensing necessary, except where failure to be so licensed or qualified would not, individually or in the aggregate have a Material Adverse Effect.

2.2	Authorization and Enforceability

All corporate action on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the other Operative Documents to which the Company is a party, the consummation of the Merger, and the performance of all the Company’s obligations under this Agreement and the other Operative Documents to which the Company is a party has been taken. This Agreement has been, and each of the other Operative Documents to which the Company is a party at the Closing will have been, duly executed and delivered by the Company, and this Agreement is, and each of the other Operative Documents to which the Company is a party will be at the Closing, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganizations, moratorium and similar laws affecting creditor’s rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

2.3	Capitalization

(a) The authorized capital stock of the Company consists solely of 145,000,000 shares of Company Common Stock and 111,768,493 shares of Company Preferred Stock.

(b) As of the date of this Agreement, the issued and outstanding capital stock of the Company consists solely of 923,959 shares of Company Common Stock and 111,768,493 shares of Company Preferred Stock, which are, and as of the Closing will be, held of record and beneficially as set forth on Schedule 2.3(b) to the Disclosure Memorandum (setting forth the names of such holders and the number and class of shares held by each). Such outstanding shares are, and immediately prior to the Closing will be, duly authorized and validly issued, fully paid and nonassessable, and issued in compliance with all applicable federal and state securities laws. To the Company’s knowledge, no Person other than the stockholders holds any interest in any of the outstanding shares.

(c) There are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, conversion rights, other rights or other agreements, either directly or indirectly, for the purchase or acquisition from the Company or any stockholder of the Company of any shares of the Company’s capital stock or any securities or instruments convertible into or exchangeable for shares of the Company’s capital stock (collectively, “Stock Purchase Rights”), except Stock Purchase Rights that will terminate or expire at the Effective Time and not survive the Closing.

(d) Except for obligations that will not survive the Closing, the Company is not a party or subject to any agreement or understanding and there is no agreement or understanding between any Persons that affects or relates to the voting or giving of written consents with respect to any equity securities of the Company or the voting by any director of the Company. Except for obligations that will not survive the Closing, the Company has no contractual or other obligation to register any of its presently outstanding equity securities or any of its securities that may hereafter be issued.

(e) All rights of refusal, rights of first offer, co-sale or tag-along rights, drag-along rights, registration rights or similar rights granted by the Company with respect to the Company’s capital stock or Stock Purchase Rights terminate in accordance with their terms or will be validly terminated as of the Closing, and copies of any such agreements or obligations have been provided to Parent.

2.4	Subsidiaries and Affiliates

The Company does not own or control, and has not in the past owned or controlled, directly or indirectly, any corporation, partnership, limited liability company or other entity. The Company does not own, directly or indirectly, any ownership, equity, or voting or other interest in, any corporation, partnership, joint venture or other entity, and has no agreement or commitment to purchase any such interest.

2.5	No Approvals; No Conflicts

The execution, delivery and performance by the Company of this Agreement and the other Operative Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby will not: (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to the Company; (b) require any consent, approval or authorization of, or declaration, filing or registration with, any Person with respect to the Company, except for (i) corporate approvals referred to in Section 2.2 above, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, and (iii) the consents under Contracts listed in Schedule 2.10(d) to the Disclosure Memorandum); (c) result in a default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any agreement, lease, note or other restriction, Encumbrance, obligation or liability to which the Company is a party or by which it is bound or to which any assets of the Company are subject; (d) result in the creation of any Encumbrance upon any assets of the Company; (e) conflict with or result in a breach of or constitute a default under any provision of the Certificate of Incorporation or Bylaws of the Company; or (f) invalidate or render non-compliant or ineffective under applicable Law any permit, license or authorization used in the conduct of the business of the Company, except in the case of this subsection (f) where any such invalidation, non-compliance or ineffectiveness would not have a Material Adverse Effect.

2.6	Financial Statements

(a) The Company has delivered to Parent: (i) an audited balance sheet, statement of income and expense, statement of cash flow and statement of stockholders’ equity of the Company as of or for the fiscal year ended December 31, 2004, together with the audit report thereon of the independent audit firm Gatto, Pope, Walwick & Katz, LLP (ii) an unaudited balance sheet, statement of income and expense, statement of cash flow and statement of stockholders’ equity of the Company as of and for the nine month period ended September 30, 2005. All the foregoing financial statements are attached as Exhibit 2.6 hereto and are herein referred to as the “Financial Statements.” The balance sheet of the Company as of September 30, 2005 is herein referred to as the “Company Balance Sheet.” No management letters have been received by the Company from its independent accountants since December 31, 2004 in connection with their audit of the Company’s financial statements for the year then ended. The Financial Statements have been prepared in conformity with GAAP on a basis consistent with prior accounting periods and fairly present, in all material respects, the financial position, results of operations and changes in financial position of the Company as of the dates and for the periods indicated; provided that the unaudited financials do not contain materials to be included in notes to financials prepared in accordance with GAAP, nor do they reflect year end adjustments. All accounts receivable reflected in the Financial Statements and all accounts receivable arising subsequent to the date of the Company Balance Sheet arose in the ordinary course of business and are payable on ordinary trade terms.

(b) The Company has no liabilities or obligations of any nature (absolute, contingent or otherwise) that are not fully reflected or reserved against in the Company Balance Sheet, except liabilities or obligations incurred since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practice and liabilities not required by GAAP to be disclosed in a balance sheet as of that date prepared in accordance with GAAP. The Company is not a guarantor, indemnitor, surety or other obligor of any indebtedness or obligation of any other Person.

2.7	Absence of Certain Changes or Events

Except for transactions specifically contemplated in this Agreement, since September 30, 2005, neither the Company nor any of its officers or directors in their representative capacities on behalf of the Company have:

(a) taken any action or entered into or amended, terminated, granted a waiver under or given consent with respect to any transaction, agreement or commitment other than in the ordinary course of business;

(b) forgiven or canceled any material indebtedness or waived any claims or rights of material value (including, without limitation, any indebtedness owing by any stockholder, officer, director, employee or Affiliate of the Company);

(c) become subject to any change or circumstance that has had, or could reasonably be expected to have, a Material Adverse Effect;

(d) experienced any material increase in bad debt or doubtful accounts, any material increase in accounts receivable aging, or any material adverse change in customer acquisition or retention rates;

(e) made any change in accounting methods or practices or internal accounting control, inventory, investment, credit, allowance or Tax procedure or practices;

(f) made any material write off or write down, or any determination to make a material write-off or write down, of any of the assets or properties of the Company;

(g) declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of the Company, or otherwise permitted the withdrawal by any of the holders of the Company’s capital stock of any cash or other assets (real, personal or mixed, tangible or intangible), in compensation, indebtedness or otherwise, other than payments of compensation in the ordinary course of business and consistent with past practice;

(h) experienced any material increase of five (5) percent or more in the number or dollar amount of warranty claims, returns or similar claims affecting revenue; or

(i) agreed, whether in writing or otherwise, to take any action described in this Section 2.7.

2.8	Taxes

(a) Schedule 2.8(a) to the Disclosure Memorandum sets forth (i) all income Tax Returns filed by or on behalf of the Company with any jurisdiction for which the applicable statute of limitations on assessment and collection has not expired, and (ii) all jurisdictions in which the Company is required to pay sales, use, excise or property Taxes.

(b) The Company (i) has timely filed on or before the applicable due date with each appropriate Governmental Body all Tax Returns required to be filed by or with respect to it, and all such Tax Returns have been properly completed in compliance with applicable legal requirements and are correct and complete, and (ii) has fully and timely paid, or has made adequate provision on the Financial Statements in accordance with GAAP for, all Taxes required to be paid by or with respect to it (whether or not such Taxes have been reflected on any Tax Return). All Taxes attributable to all Pre-Closing Tax Periods, whether due and owing or to become due and owing, will not exceed the current liability accruals for Taxes (excluding reserves for deferred Taxes) as such accruals are reflected in the NWC Statement. All Taxes that the Company has been required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid over to the appropriate Governmental Body in compliance with all applicable legal requirements, and the Company has complied with all information reporting and backup withholding requirements under all applicable legal requirements, including maintenance of required records with respect thereto.

(c) There are no pending or, to the Company’s knowledge, threatened Claims by any Governmental Body with respect to Taxes relating to the Company; (ii) no extension or waiver of the limitation period applicable to any Tax Return of the Company is in effect or has been requested; (iii) all deficiencies claimed, proposed or asserted or assessments made as a result of any examinations by any Governmental Body of the Tax Returns of, or with respect to, the Company has been fully paid or fully settled; (iv) there are no liens for Taxes upon any of the assets of the Company, except liens for current Taxes not yet due and payable; (v) the Company is not and will not be required to include any adjustment in taxable income for any Tax period pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the date of this Agreement; and (vii) no power of attorney that currently is in effect has been granted by the Company with respect to any Tax matter.

(d) The Company (i) has not been a member of any Affiliated Group that filed or was required to file a consolidated, combined or unitary Tax Return, and (ii) is not and will not be liable for Taxes of any Person (other than its own Taxes) by reason of contract, agreement, assumption, transferee liability, operation of law, Treasury Regulations Section 1.15026 (or any predecessor or successor thereof or any similar provision of law) or otherwise. The Company has not made any payment or payments, is not obligated to make any payment or payments and is not a party to, sponsor of or participating employer in any agreement or Employee Benefit Plan that could obligate it, the Surviving Corporation or Parent to make any payment or payments that could constitute an “excess parachute payment,” as defined in Section 280G of the Code (or any similar provision of state, local or foreign law) or that would otherwise not be deductible under Section 162 or Section 404 of the Code.

(e) The Company has delivered or made available to Parent correct and complete copies of all Tax Returns for which the statute of limitations has not expired, and all audit reports and statements of deficiencies assessed against or agreed to by it.

(f) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g) The Company is not and has never been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract.

(h) No Claim has been made by a Governmental Body in a jurisdiction where the Company does not file Tax Returns that is or may be subject to taxation by that jurisdiction.

(i) The Company is not a party to any joint venture, partnership, other arrangement or contract which could be treated as a partnership for federal income Tax purposes.

(j) The Company has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) The Company has not, in any year for which the statute of limitations has not expired, (i) taken a reporting position on a Tax Return that, if not sustained, would be reasonably likely to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local or foreign law), or (ii) participated in a reportable transaction within the meaning of Section 1.60114(b) of the Treasury Regulations.

(l) The Company has not entered into a transaction that is being accounted for under the installment method of Section 453 of the Code or similar provision of state, local or foreign law, and there is no taxable income of the Company that will be reportable in the taxable period beginning after the Closing Date that is attributable to a transaction or event that occurred prior to the Closing.

2.9	Property

(a) The Company owns no real property other than the leasehold interests described on Schedule 2.9(a) to the Disclosure Memorandum, which contains a complete and accurate list of all real property owned, leased or currently being used by the Company (the “Real Property”). The Company has delivered to Parent true and complete copies of all written leases, subleases, rental agreements, contracts of sale, tenancies or licenses relating to the Real Property. The Company has not entered into any oral leases, subleases, rental agreements, contracts of sale, tenancies or licenses to which the Real Property is subject.

(b) The Company has delivered to Parent true and complete copies of all leases, subleases, rental agreements, contracts of sale, tenancies or licenses to which the Personal Property is subject.

(c) The Real Property and the Personal Property include all the properties and assets (whether real, personal or mixed, tangible or intangible) reflected in the Company Balance Sheet (except for such properties or assets sold since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practice) and all the properties and assets purchased by the Company since the date of the Company Balance Sheet. The Real Property and the Personal Property include all material property used in or reasonably necessary for the business of the Company as currently conducted. The Company’s offices and other structures and its Personal Property are in good repair and working order in all material respects (normal wear and tear excepted).

(d) The Company’s leasehold interest in each parcel of the Real Property is free and clear of all Encumbrances (other than the terms of the applicable lease), except for Permitted Encumbrances. Each lease of any portion of the Real Property is valid, binding and to the knowledge of the Company, enforceable in accordance with its terms against the parties thereto and to the knowledge of the Company, against any other Person with an interest in such Real Property. The Company has performed in all material respects all obligations imposed on it thereunder, and neither the Company nor, to the knowledge of the Company, any other party thereto is in default thereunder, nor to the knowledge of the Company, is there any event that with notice or lapse of time, or both, would constitute a default thereunder by the Company or, to the knowledge of the Company , by any other party except as has not had and could not reasonably be expected to have a Material Adverse Effect. The Company has not granted any lease, sublease, tenancy or license of, or entered into any rental agreement or contract of sale with respect to, any portion of the Real Property.

(e) The Personal Property is free and clear of all Encumbrances, except for Permitted Encumbrances, and, other than leased Personal Property that is so noted on the list supplied pursuant to Section 2.9(b), the Company owns such Personal Property. Each lease, license, rental agreement, contract of sale or other agreement to which the Personal Property is subject is valid, binding and, to the knowledge of the Company, enforceable in accordance with its terms against the parties thereto, the Company has performed in all material respects all obligations imposed on it thereunder, and neither the Company nor, to the knowledge of the Company, any other party thereto is in default thereunder, nor, to the knowledge of the Company, is there any event that with notice or lapse of time, or both, would constitute a default by the Company or, to the knowledge of the Company, by any other party, except as has not had and could not reasonably be expected to have a Material Adverse Effect. The Company has not granted any lease, sublease, tenancy or license of any portion of the Personal Property, except in the ordinary course of business.

2.10	Material Contracts

(a) Schedule 2.10(a) to the Disclosure Memorandum contains a complete and accurate list of all Contracts to which the Company is currently a party or by which the Company is currently bound. True and complete copies of each such written Contract (or written summaries of the terms of any such oral Contract) have been delivered to Parent.

(b) All Contracts set forth on Schedule 2.10(a) to the Disclosure Memorandum are valid, binding and enforceable in accordance with their terms against the Company and each other party thereto and are in full force and effect, the Company has performed in all material respects all obligations imposed on it thereunder, and neither the Company nor, to the Company’s knowledge, any other party thereto is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a material default by the Company or, to the Company’s knowledge, any other party thereunder.

(c) The Company has no: notice or knowledge that any party to a Contract listed on Schedule 2.10 to the Disclosure Memorandum, or any customer or supplier with whom the Company has conducted at least $10,000 of business over the last twelve (12) months, intends to cancel, terminate or refuse to renew its Contract (if such Contract is renewable) or business relationship with the Company.

(d) The execution and delivery of this Agreement and the performance of the obligations of the Company hereunder will not constitute a default under any Contract and do not require the consent of any other party to any Contract, except for those consents listed on Schedule 2.10(d) to the Disclosure Memorandum.

2.11	Labor and Employment Matters

There are no material labor and/or employment disputes, employee grievances or disciplinary actions pending or, to the knowledge of the Company, threatened against or involving the Company or any of its employees. The Company has complied in all material respects with all provisions of law relating to employment and employment practices, terms and conditions of employment, wages and hours. The Company is not engaged in any unfair labor practice and has no liability for any unpaid wages or Taxes or penalties for failure to comply with any such provisions of law. There is no labor strike, dispute, slowdown or stoppage pending or, to the Company’s knowledge, threatened against or involving the Company, and the Company has not experienced any work stoppage or other labor difficulty since its incorporation. The Company is not aware of any employee that intends to terminate his or her employment with the Company. No collective bargaining agreement is binding on the Company. To the Company’s knowledge, there are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to employees of the Company. Each employee, officer, contractor and consultant of the Company has executed a nondisclosure, noncompetition, nonsolicitation and invention assignment agreement in the form provided to Parent. Schedule 2.11 to the Disclosure Memorandum lists the names and current compensation amounts of all employees and contractors of the Company. The Company has no, and will not incur any in connection with the Merger, material obligation or liability for severance or back pay or bonuses owed or earned through, by virtue of, in connection with or otherwise relating to the Merger. All employees of the Company are employed on an “at will” basis, are eligible to work and are lawfully employed in the United States.

2.12	Claims and Legal Proceedings

There are no Claims pending or, to the knowledge of the Company, threatened or asserted against or involving the Company or any Employee Benefit Plan before or by any Person, including without limitation, any consumer protection Claim, truth in lending action, privacy complaint or Claim or anti-spam complaint or Claim. There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which the Company or any Employee Benefit Plan (or any fiduciary of such Employee Benefit Plan) is a party. Schedule 2.12 to the Disclosure Memorandum sets forth, in addition to the above-referenced items, a description of any Claims that have been filed, asserted or threatened against the Company or any Employee Benefit Plan or involved the Company or any Employee Benefit

Plan since its inception and a description of the resolution of any such matters, whether by litigation, settlement, consent decree or otherwise. The Company has never been the subject of a consumer protection Claim, truth in lending action, privacy complaint or Claim or anti-spam complaint or Claim. The Company’s use of personal information is consistent with the Company’s privacy policies and, to the Company’s knowledge, applicable Law. The Company has not, to its knowledge, had any breach or compromises of its systems, network, computers or information. The Company has not made any express warranties in connection with the sale of its products and services except as may be set forth in any Contract listed on the Disclosure Schedule against the Company with respect to the period. No officer, director or stockholder of the Company has any valid basis for any claim against the Company with respect to the period prior to Closing that would not be covered by the Company’s director and officer liability insurance policies as in effect prior to the Closing Date or referenced in Section 6.3.

2.13	Employee Benefit Plans

(a) Schedule 2.13 to the Disclosure Memorandum contains a complete and accurate list of all Employee Benefit Plans. The Company does not have any agreement or other obligation, whether formal or informal, to create, enter into or contribute to any additional Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan, except for modifications or amendments that may be required by applicable law. There has been no amendment, interpretation or other announcement (written or oral) by the Company or any other Person relating to, or change in participation or coverage under, any Employee Benefit Plan that, either alone or together with other such items or events, could increase the expense of maintaining such Employee Benefit Plan (or the Employee Benefit Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Financial Statements, except for routine increases in the ordinary course of business or any increases associated with termination of any Employee Benefit Plan as part of this Agreement.

(b) The Company has delivered to Parent true, correct and complete copies (or, in the case of unwritten Employee Benefit Plans, summary descriptions) of all of the Employee Benefit Plans (and all amendments thereto), along with, to the extent applicable to the particular Employee Benefit Plan, copies of the following: (i) the three most recent annual reports (Form 5500 series) filed with respect to such Employee Benefit Plan; (ii) the most recent summary plan description, and all summaries of modifications related thereto, distributed with respect to such Employee Benefit Plan; (iii) all contracts and agreements (and any amendments thereto) relating to such Employee Benefit Plan to the extent currently effective and material, including, without limitation, all trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (iv) the most recent determination, opinion or notification letter issued by the IRS with respect to such Employee Benefit Plan; (v) the most recent annual actuarial valuation prepared for such Employee Benefit Plan; (vi) all material written communications in the Company’s possession since the Company’s inception relating to the creation, amendment or termination of such Employee Benefit Plan, or a material increase or decrease in benefits, acceleration of payments or vesting or other events that could result in liability to the Company; and (vii) all correspondence to or from any Governmental Body relating to such Employee Benefit Plan other than routine correspondence in the ordinary course of business.

(c) With respect to each Employee Benefit Plan: (i) such Employee Benefit Plan is, and at all times has been, established, maintained, administered, operated and funded in all respects in accordance with its terms and in compliance all material respects with all applicable requirements of all applicable laws; (ii) the Company and each other Person (including, without limitation, each fiduciary) have not been advised by any authorities of any failure on their part to properly perform all of their duties and obligations under or with respect to such Employee Benefit Plan; (iii) neither the Company nor any fiduciary has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable law; (iv) no transaction or event has occurred or is threatened or planned (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; and (v) the Company has not incurred, and there exists no condition or set of circumstances to the Company’s knowledge in connection with which the Company, the Surviving Corporation or Parent could incur any material liability or expense (except for routine contributions and benefit payments) under ERISA, the Code or any other applicable law, with respect to such Employee Benefit Plan.

(d) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and its related trust and/or group annuity contract is exempt from taxation under Section 501(a) of the Code. Each such Employee Benefit Plan (i) is the subject of an unrevoked favorable determination, opinion, or notification letter from the IRS with respect to such Employee Benefit Plan’s qualified status under the Code, as amended by the Tax Reform Act of 1986 and all subsequent legislation, including, without limitation, that legislation commonly referred to as “GUST,” or (ii) is entitled, under IRS Announcement 2001-77, to rely on the favorable opinion or advisory letter issued by the IRS to the prototype or volume submitter plan sponsor of the Employee Benefit Plan. Nothing has occurred or is reasonably expected by the Company or any stockholder of the Company to occur that could reasonably be expected to adversely affect the qualification or exemption of any such Employee Benefit Plan or its related trust or group annuity contract.

(e) All contributions, premiums and other payments due or required to be paid to (or with respect to) each Employee Benefit Plan have been timely paid, or, if not yet due, have been accrued as a liability on the Company Balance Sheet to the extent required by GAAP. All income Taxes and wage Taxes that are required by law to be withheld from benefits derived under the Employee Benefit Plans have been properly withheld and remitted to the proper depository in a timely manner.

(f) The Company does not sponsor, maintain or contribute to, nor has it ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute

to), (i) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan, fund, program, contract or arrangement that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA.

(g) The Company is not, nor has it ever been, a member of (i) a controlled group of corporations, within the meaning of Section 414(b) of the Code, (ii) a group of trades or businesses under common control, within the meaning of Section 414(c) of the Code, (iii) an affiliated service group, within the meaning of Section 414(m) of the Code or (iv) any other group of Persons treated as a single employer under Section 414(o) of the Code.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement and the other Operative Documents (either alone or upon the occurrence of any additional or subsequent event(s)) will (i) entitle any individual to severance pay, unemployment compensation or any other payment from the Company, the Surviving Corporation, Parent or any Employee Benefit Plan, (ii) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual, (iii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Employee Benefit Plan (except as may be required in connection with the termination of the Company 401(k) Plans) or (iv) require the Company, the Surviving Corporation or Parent to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual.

(i) The Company has not approved any payments under Section 280G of the Code that could constitute “parachute payments” pursuant to such section. No payments will be made to employees or others before or in connection with the Merger that will be parachute payments under Section 280G of the Code.

2.14	Intellectual Property

2.14.1	Company Intellectual Property

The Company (a) owns or (b) has the valid right or license to, all Company Technology and all Company Intellectual Property Rights (such Company Technology and Company Intellectual Property Rights are referred to herein as the “Company IP”). The Company Technology is sufficient for the conduct of the Company’s business as currently conducted (other than with respect to claims for patent infringement, which are addressed in Section 2.14.5). The Company IP is free from known material defects and substantially conforms to the applicable specifications, documentation and samples of such Company IP. As used in this Agreement, “Company-Owned IP” means Company IP that is owned by the Company and “Third Party IP” means Company IP that is not owned by the Company. Schedule 2.14.1 to the Disclosure Memorandum sets forth a list and description of all of the Company Owned IP.

2.14.2	Intellectual Property Agreements

Schedule 2.14.2 to the Disclosure Memorandum sets forth all license agreements or other contracts pursuant to which the Company has the right to use or exploit any Third Party IP (the “Inbound Licenses”) other than commercially available Third Party IP that has been licensed for stand alone use and is not embedded in any other Company-Owned IP. Schedule 2.14.2 to the Disclosure Memorandum also sets forth all license agreements or other contracts to which the Company is a party and pursuant to which any Person is authorized to use any Company IP (the “Outbound Licenses” and, collectively with the Inbound Licenses, the “Intellectual Property Agreements”). The Company owns all right, title and interest in and to all Company-Owned IP, free and clear of all Encumbrances and licenses other than the Outbound Licenses. Other than the Intellectual Property Agreements, there are no licenses, contracts or other agreements governing or relating to any Company IP. With respect to the Intellectual Property Agreements: (a) all are valid, binding and in full force and effect; (b) the Company and, to the knowledge of the Company, each other party thereto have substantially performed their obligations thereunder required to have been performed as of the date hereof; (c) neither the Company nor, to the knowledge of the Company, any other party thereto is in default thereunder, and (d) there is no event or circumstance which with notice or lapse of time or both could constitute a default or event of default on the part of the Company or, to the knowledge of the Company, any other party thereto or give to any other party thereto the right to terminate or modify any Intellectual Property Agreement. The Company has not received notice or has any knowledge that any party to any Intellectual Property Agreement intends to cancel, terminate or refuse to renew (if renewable) such Intellectual Property Agreement or to exercise or decline to exercise any option or right thereunder.

2.14.3	Reserved.

2.14.4	No Violation

Neither the execution, delivery or performance of this Agreement or the other Operative Documents nor the consummation of the transactions contemplated herein and therein will: (a) constitute a breach of or default under any Intellectual Property Agreement; (b) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company-Owned IP; or (c) impair the right of the Company or the Surviving Corporation to use, possess, sell, license or otherwise exploit any Company IP or portion thereof. No royalties, honoraria, fees or other payments are payable by the Company to any Person by reason of the use, possession, sale, license or other exploitation of any Company IP to the extent necessary for the conduct of the Company’s business, and none will become payable as a result of the consummation of the transactions contemplated by this Agreement.

2.14.5	No Infringement

The use of the Company IP prior to Closing: (a) does not and will not, and will not upon provision of notice, lapse of time or both, constitute a breach or default under, or otherwise violate, any Intellectual Property Agreement; and (b) does not infringe, violate or interfere with or constitute a misappropriation of (i) to the Company’s knowledge, any patent or (ii) any other right, title or interest of any Person. There is no pending or threatened Claim or litigation contesting the validity, ownership or right of the Company to use or exercise any Company IP nor is Company aware of any basis for any such Claim. The Company has not received any notice or Claim (whether written, oral or otherwise) regarding any infringement, misappropriation, misuse, abuse or other interference of or with any third party intellectual property right by the Company or the Company IP or claiming that any other entity has any Claim of infringement with respect thereto nor is there any valid basis for any such Claim (other than unasserted and unknown Claims for patent infringement). The Company has not received any written opinions of counsel (outside or inside) relating to infringement, invalidity or unenforceability of any Company IP.

2.14.6	Intellectual Property Registrations

Schedule 2.14.6 to the Disclosure Memorandum sets forth all worldwide registrations made by or on behalf of the Company of any patents, copyrights, mask works, trademarks, service marks, rights in Internet or World Wide Web domain names or URLs and all applications and registrations of any Company-Owned IP and all foreign equivalents (collectively, “Company IP Registrations”). All Company IP Registrations are valid, enforceable and subsisting. There are no actions that must be taken by the Company within one hundred eighty (180) days after the date of this Agreement for the purpose of obtaining, maintaining, perfecting, preserving or renewing any Company IP Registration. Schedule 2.14.6 to the Disclosure Memorandum also list(s) all trademarks, trade names, brand names, service marks, logos, domain names or other identifiers used by the Company.

2.14.7	Confidentiality

The Company has taken all necessary and appropriate steps to protect, preserve and maintain the secrecy and confidentiality of its confidential and proprietary information and data. Without limiting the foregoing, the Company has (a) not disclosed confidential or proprietary information to any Person other than an employee of the Company and under a written nondisclosure agreement and (b) at all times maintained and diligently enforced commercially reasonable procedures to protect all confidential and proprietary information relating to the Company-Owned IP. Neither the Company nor any third party acting on the Company’s behalf has disclosed or delivered to any Person, or permitted the disclosure or delivery to any Person, of any Source Code. No event has occurred, and no circumstances or conditions exist, that with or without notice, lapse of time or both, will, or would reasonably be expected to, result in the disclosure or delivery to any Person of any Source Code. Schedule 2.14.7 to the Disclosure Memorandum identifies each contract, agreement and instrument (whether written or oral) pursuant to which the Company has deposited, or is or may be required to deposit, with an escrow agent or any Person, any Source Code. The execution of this Agreement and consummation of the transactions contemplated hereby will not result in the disclosure or release from escrow of any Source Code. As used in this Agreement, “Source Code” means the human readable source code for any software that is part of the Company-Owned IP as well as any confidential or proprietary information relating to any software source code.

2.14.8	Agreements With Employees

Schedule 2.14.8 to the Disclosure Memorandum lists all current and former directors, officers, employees, consultants and contractors who have been involved in, or who contributed to, the creation or development of any Company-Owned IP. Each director, officer, employee, consultant and contractor identified on Schedule 2.14.8 to the Disclosure Memorandum has executed and delivered to the Company a valid and enforceable assignment of all right, title and interest that such Person may have or may hereafter acquire in or to such Company-Owned IP and a valid and enforceable waiver of any and all moral rights that such Person may have therein. Complete and correct copies of each of these agreements have been delivered to Parent. No current or former employee, officer, director, consultant or contractor has any right, license, Claim, moral right or interest whatsoever in or with respect to any Company IP.

2.14.9	No Violation of Other Agreements

To the Company’s knowledge, no current or former director, officer, employee, consultant or contractor of the Company (a) is in violation of any provision or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, noncompetition agreement or any other contract or agreement with any Person by virtue of such director’s, officer’s employee’s, consultant’s or contractor’s being employed by, performing services for, or serving on the Board of Directors of, the Company, (b) is or has used any trade secrets or other confidential or proprietary information of any third party in connection with performing any services for the Company or the development or creation of any Company-Owned IP or (c) has developed or created any Company IP that is subject to any agreement under which such director, officer, employee, consultant or contractor has assigned or otherwise granted any third party any rights in or to such Company IP. To the Company’s knowledge, the employment of any current or former employee of the Company and the use by the Company of any services of any current or former director, officer, consultant or contractor, has not and does not subject the Company to any liability to any Person for improperly soliciting such director, officer, employee, consultant or contractor.

2.14.10	Third Party Infringement

To the Company’s knowledge, there is and has been no unauthorized use, disclosure, infringement, violation or misappropriation of any Company IP by any Person, including any employee or former employee of the Company. The Company has not received any notice (whether written, oral or otherwise) that any Person is infringing, violating or misappropriating any part of the Company IP or otherwise making any unauthorized use of the Company IP, or that any of the foregoing occurred in the past.

2.14.11	Public Software

No Public Software (a) was or is used in connection with the development of any Company-Owned IP, (b) was or is incorporated in whole or in part into or otherwise forms any part of any Company-Owned IP or (c) has been distributed in whole or in part in conjunction with any product or service provided by the Company. “Public Software” means any software that contains, or is derived (in whole or in part) from any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including but not limited to, software licensed or distributed under any of the following licenses or distribution models or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g. PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

2.14.12	Indemnification

The Company has not entered into any agreement or offered to indemnify any Person against any charge of infringement by the Company IP or use thereof, or any other intellectual property or right. The Company has not entered into any agreement granting any Person the right to bring any infringement action with respect to, or otherwise to enforce, any of the Company IP.

2.15	Licenses, Permits and Authorizations

The Company has received all governmental approvals, authorizations, consents, licenses, orders, registrations and permits of all agencies, whether federal, state, local or foreign, necessary for the conduct of the Company’s business as currently conducted except where the failure to receive such approvals, authorizations, consents, orders, registrations and permits could not reasonably be expected to have a Material Adverse Effect. The Company has not received any written notification from any governmental agency or authority of any asserted present failure by the Company to have obtained any such governmental approval, authorization, consent, license, order, registration or permit, or any past and unremedied failure to obtain such items. Schedule 2.15 to the Disclosure Memorandum lists all jurisdictions which the Company maintains a license or permit to operate its business (other than a customary business license or corporate qualification, as permitted).

2.16	Compliance with Laws

The Company is and at all times has been in compliance with all federal, state, local and foreign laws, rules, regulations, ordinances, decrees and orders applicable to it, to its business, to its employees or to the Real Property and the Personal Property, except any noncompliance which has not had and could not reasonably be expected to have a Material Adverse Effect. The Company has not received any written notification of any asserted present or past unremedied failure by the Company to comply with any of such laws, rules, regulations, ordinances, decrees or orders.

2.17	Compliance with Environmental Laws

The Company is and at all times has been in compliance with all applicable federal, state, local and foreign Environmental Laws, except any noncompliance which has not had and could not reasonably be expected to have a Material Adverse Effect. The Company has not received any written notification of any asserted present or past unremedied failure by the Company to comply with any of such Environmental Laws.

2.18	Corporate Books and Records

The Company has furnished to Parent or its representatives for their examination true and complete copies of (a) the Certificate of Incorporation and Bylaws of the Company as currently in effect, including all amendments thereto, (b) the minute books of the Company and (c) the stock transfer books of the Company. Such minutes reflect all formal meetings of the Company’s stockholders, Board of Directors and any committees thereof since the Company’s inception, and such minutes accurately reflect the material events of and actions taken at such meetings. Such stock transfer books accurately reflect all issuances, transfers and cancellations of shares of capital stock of the Company since its inception. The Company has no powers of attorney or comparable delegations of authority outstanding.

2.19	Insurance

Schedule 2.19 to the Disclosure Memorandum sets forth a true and correct list of all insurance policies maintained by the Company and includes the policy number, amount of coverage and contact information for each such policy. All such insurance policies of the Company are in full force and effect, all premiums with respect thereto covering all periods up to and including the date this representation is made have been paid, and no notice of cancellation or termination has been received with respect to any such policy or binder. The Company has not been refused any insurance with respect to its assets or operations, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance.

2.20	Banker Fees

The Company has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of the Company, any liability for investment banking fees,

brokerage or finders’ fees, or agents’ commissions or any similar charges in connection with the Merger, this Agreement or any transaction contemplated hereby.

2.21	Bank Accounts

Schedule 2.21 to the Disclosure Memorandum sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship and (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company having signatory power with respect thereto.

2.22	Insider Interests

There are no existing agreements, understandings, transactions or commercial relationships between the Company and any of its officers, directors, stockholders, Affiliates or any Affiliates thereof.

2.23	Full Disclosure

To the Company’s knowledge, no information furnished by the Company to Parent or its representatives in connection with this Agreement at Closing (including, but not limited to, the Financial Statements and all information in the Disclosure Memorandum and the other Exhibits hereto) or the other Operative Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements so made or information so delivered not misleading, when taken together.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

In order to induce the Company to enter into and perform this Agreement and the other Operative Documents, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows in this Article III:

3.1	Organization

Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent and Merger Sub each has all requisite corporate power and authority to own, operate and lease its properties and assets, to carry on its business as now conducted and as currently proposed to be conducted, to enter into and perform its obligations under this Agreement and the other Operative Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby.

3.2	Authorization and Enforceability

All corporate action on the part of Parent and Merger Sub and their respective officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the other Operative Documents to which Parent and Merger Sub are parties, the consummation of the Merger, and the performance of the respective obligations of Parent and Merger Sub under this Agreement and the other Operative Documents to which Parent and Merger Sub are parties has been taken. This Agreement has been, and each of the other Operative Documents to which Parent and Merger Sub are parties at the Closing will have been, duly executed and delivered by Parent and Merger Sub, and this Agreement is, and each of the other Operative Documents to which Parent and Merger Sub are parties will be at the Closing, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of such entities in accordance with its terms.

3.3	Capitalization of Merger Sub

The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, $.0001 par value per share, all of which are issued, outstanding and held by Parent.

3.4	No Approvals or Notices Required; No Conflicts With Instruments

The execution, delivery and performance of this Agreement and the other Operative Documents by Merger Sub and Parent, as applicable, and the consummation by them of the transactions contemplated hereby and thereby, will not (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of law applicable to Parent or Merger Sub, (b) require any consent, approval or authorization of any Person with respect to Parent or Merger Sub (excluding any such matters within the scope of the Company’s representations and warranties in Article II above), (c) result in a default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any agreement, lease, note or other restriction, Encumbrance, obligation or liability to which Parent or Merger Sub is a party or by which it is bound or to which any assets of Parent or Merger Sub are subject, or (d) conflict with or result in a breach of or constitute a default under any provision of the charter documents of Parent or Merger Sub.

3.5	Brokers or Finders

Parent has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of Parent, any liability for investment banker fees, brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the Merger, this Agreement or any transaction contemplated hereby that would result in a Claim against the Company.

ARTICLE IV.

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to perform and observe the covenants, agreements and conditions hereof to be performed and observed by them at or before the Closing shall be subject to the satisfaction of the following conditions, which may be expressly waived only in writing signed by Parent:

4.1	Accuracy of Representations and Warranties

The representations and warranties of the Company contained herein (including applicable Exhibits or Schedules to the Disclosure Memorandum) and in the other Operative Documents shall have been true and correct when made and, except (a) for changes contemplated by this Agreement and the other Operative Documents, and (b) to the extent that such representations and warranties speak as of a specific earlier date, shall be true and correct in all material respects as of the Closing Date as though made on that date (except that representations and warranties that by their terms are qualified by standards of materiality shall be true and correct in all respects as of the Closing Date as though made on that date).

4.2	Performance of Agreements

The Company shall have performed all obligations and agreements and complied with all covenants contained in this Agreement or any other Operative Document to be performed and complied with by it at or prior to the Closing.

4.3	Opinion of Counsel for the Company

Parent shall have received the opinion letter of Cooley Godward LLP, counsel for the Company, dated the Closing Date, substantially in the form attached hereto as Exhibit 4.3.

4.4	Compliance Certificate

Parent shall have received a certificate of the President of the Company, dated the Closing Date, in form and substance satisfactory to Parent, certifying that the conditions to the obligations of Parent and Merger Sub in Sections 4.1, 4.2, 4.5, 4.10, 4.13, 4.15 and 4.16 have been fulfilled.

4.5	Governmental Approvals and Consents

All transfers or re-issuances of permits or licenses, and all approvals of or notices to public agencies (federal, state, local or foreign) set forth on Schedule 4.5, the granting or delivery of which is necessary for the consummation of the transactions contemplated hereby, or for the continued operation of the Company’s business, shall have been obtained, and all waiting periods specified by law shall have passed.

4.6	Proceedings and Documents; Secretary’s Certificate

Parent shall have received a certificate of the Secretary of the Company, in form and substance reasonably satisfactory to Parent, as to the authenticity and effectiveness of the actions of the Board of Directors and stockholders of the Company authorizing the Merger and the transactions contemplated by this Agreement and the other Operative Documents. Copies of the Company’s Certificate of Incorporation, certified by the Delaware Secretary of State, and Bylaws, certified by the Secretary of the Company, shall be attached to such certificate.

4.7	Compliance with Laws

The consummation of the transactions contemplated by this Agreement and the other Operative Documents shall be legally permitted by all laws and regulations to which Parent, Merger Sub or the Company is subject.

4.8	Legal Proceedings

No order of any court or administrative agency shall be in effect that enjoins, restrains, conditions or prohibits consummation of this Agreement or any other Operative Document, and no litigation, investigation or administrative proceeding shall be pending or threatened that would enjoin, restrain, condition or prevent consummation of the transactions contemplated by this Agreement or any other Operative Document.

4.9	Employment and Noncompetition Arrangements

Kevin Akeroyd and the other employees of the Company selected by Parent shall have agreed to employment and compensation terms with Parent satisfactory to Parent in its sole discretion and shall have executed Parent’s standard employee confidential information, invention assignment, noncompetition and nonsolicitation agreement.

4.10	Dissenters’ Rights

Holders of not more than 2% of the outstanding shares of capital stock of the Company (or an as-consented basis) (a) shall have voted against the Merger or not consented thereto in writing, and (b) shall have delivered before the Effective Time timely written notice of such holders’ intent to exercise dissenters’ rights for such shares in accordance with Delaware Law or California Law.

4.11	Letter of Transmittal

Buyer shall have received properly executed and completed Letters of Transmittal from Battery Ventures VI, L.P. and Battery Investment Partnership VI, LLC.

4.12	Escrow Agreement

The Stockholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

4.13	Closing Deliveries

The Company shall have provided to Parent, the Closing Spreadsheet referred to in Section 1.7.2 and the Closing Balance Sheet and NWC Statement referred to in Section 1.7.3.

4.14	Reserved

4.15	Director Resignations

The members of the board of directors of the Company shall have tendered in writing to the appropriate officer of the Company their resignations from the Company’s board of directors.

4.16	Termination of 401(k)

The Company shall have terminated each of its Employee Benefit Plans that constitutes a “Code Section 401(k) plan” (each such Employee Benefit Plan, a “Company 401(k) Plan”).

ARTICLE V.

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to perform and observe the covenants, agreements and conditions hereof to be performed and observed by it at or before the Closing shall be subject to the satisfaction of the following conditions, which may be expressly waived only in writing signed by the Company.

5.1	Accuracy of Representations and Warranties

The representations and warranties of Parent and Merger Sub contained herein and in the other Operative Documents shall have been true and correct when made and, except (a) for changes contemplated by this Agreement and the other Operative Documents, and (b) to the extent that such representations and warranties speak as of an earlier date, shall be true and correct in all material respects as of the Closing Date as though made on that date (except that representations and warranties that by their terms are qualified by standards of materiality shall be true and correct in all respects as of the Closing Date as though made on that date).

5.2	Performance of Agreements

Parent and Merger Sub shall have performed all obligations and agreements and complied with all covenants contained in this Agreement or any other Operative Document to be performed and complied with by them at or prior to the Closing.

5.3	Compliance Certificate

The Company shall have received a certificate of an officer of Parent, dated the Closing Date, substantially in form and substance satisfactory to the Company, certifying that the conditions to the obligations of the Company in Sections 5.1 and 5.2 have been fulfilled.

5.4	Escrow Agreement

Parent, the Stockholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

5.5	Legal Proceedings

No order of any court or administrative agency shall be in effect that enjoins, restrains, conditions or prohibits consummation of this Agreement or any other Operative Document, and no litigation, investigation or administrative proceeding shall be pending or threatened which would enjoin, restrain, condition or prevent consummation of the transactions contemplated by this Agreement or any other Operative Document.

5.6	Approvals and Consents

All transfers of permits or licenses and all approvals of or notices to public agencies, federal, state, local or foreign, the granting or delivery of which is necessary on the part of Parent and Merger Sub for the consummation of the transactions contemplated hereby, shall have been obtained, and all waiting periods specified by law shall have passed. All other consents, approvals and notices on the part of Parent and Merger Sub referred to in this Agreement shall have been obtained or delivered.

5.7	Compliance with Laws

The consummation of transactions contemplated by this Agreement and under the other Operative Documents shall be legally permitted by all laws and regulations to which Parent or the Company is subject.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1	Publicity

At all times at or before the Closing and for one (1) year following the Closing, no party hereto shall issue any press release or otherwise make any statements to any third party with respect to this Agreement or the transactions contemplated hereby other than the issuance by Parent of a press release announcing this Agreement and the transactions contemplated hereby or as required by law.

6.2	Tax Matters

(a) Parent shall be responsible for making proper and timely filings of all Tax Returns required to be filed by the Company after the Closing Date for periods ending on or prior to the Closing Date and for all Straddle Periods, provided, however, that Parent will (i) consult with the Stockholder Representative in connection with its preparation of each Tax Return of the Company that includes either a period ending on or prior to the Closing Date or a Straddle Period, and will provide draft copies of all such Tax Returns to the Stockholder Representative at least thirty (30) days prior to the filing deadline (or any extension thereof) and access to all related tax working papers and schedules so as to permit the Stockholder Representative to review and comment on such Tax Returns, (ii) take into consideration and address in good faith all reasonable comments and reasonable modifications to such returns as identified by the Stockholder Representative, and (iii) subject to indemnification pursuant to Section 7.2, timely remit all Taxes due in respect of such Tax Returns. Except as otherwise mutually agreed between Parent and the Stockholder Representative, such Tax Returns shall be prepared and filed in a manner consistent with past practice of the Company, unless such practice does not have sufficient legal support to avoid the imposition of penalties or except as required by change in applicable law.

(b) In the case of any Straddle Period, the amount of any Taxes based on or measured by income or receipts for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes for a Straddle Period which relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c) The parties agree to treat any indemnification payment made pursuant to Article VII as an adjustment to the Merger Consideration for federal, state, and local income Tax purposes.

6.3	Director and Officer Liability, Insurance.

Parent shall caused to be maintained in full force and effect the following director and officer liability insurance policies for the full terms thereof, which policies have been fully paid prior to closing: tail coverage for policy #BMI20022406 effective October 25, 2005. The provisions of this Section 6.3 are intended for the benefit of, and will be enforceable by, each current and former officer and director of the Company and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have or have had by contract or otherwise.

ARTICLE VII.

SURVIVAL AND INDEMNIFICATION

7.1	Survival

All representations and warranties contained in this Agreement shall survive the Closing until the earlier of (i) ten (10) days after the date of the Parent’s (or its respective successors and assigns) independent audit firm’s audit report for fiscal year 2006 and (ii) March 16, 2007 (the “Survival Period”), and shall not be deemed waived or otherwise affected by any investigation made or any knowledge acquired with respect thereto, or by any notice delivered pursuant to Section 7.4; provided, however, that: (a) any representation or warranty set forth in Section 2.1 (Organization), Section 2.2 (Authorization and Enforceability), Section 2.3 (Capitalization) and Section 2.20 (Banker Fees) shall survive until the date that is five (5) years from the Closing Date; and (b) any representation or warranty set forth Section 2.8 (Taxes), Section 2.13 (Employee Benefits Plans) and Section 2.17 (Compliance with Environmental Laws) shall survive for the earlier of (x) the relevant statute of limitations applicable to such matters plus one hundred twenty (120) days and (y) a date that is five (5) years from the Closing Date (representations and warranties referred to in the preceding clauses (a)-(b) being referred to herein as “Fundamental Reps”). The covenants and agreements contained in this Agreement or in the other Operative Documents shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed, satisfied or waived or shall have been terminated in accordance with their terms.

7.2	Indemnification

Subject to the limitations set forth in this Article VII, from and after the Closing Date, the stockholders of the Company who receive any portion of the Merger Consideration (the “Indemnifying Stockholders”), jointly and severally, shall indemnify and hold Parent, the Surviving Corporation and each of their officers, directors, employees and affiliates (the “Indemnified Parties”) harmless from and against any and all losses, damages, debts, liabilities, obligations, judgments, orders, awards, writs, injunctions, decrees, fines, penalties, Taxes, costs or expenses (including without limitation any reasonable legal or accounting fees or expenses) (“Losses”) incurred by such Indemnified Parties as a result of:

(a) any breach or inaccuracy of any representation or warranty made by the Company in this Agreement (such representations and warranties being deemed for purposes of this Article VII to be made as of the date of this Agreement and as of the Closing Date); or

(b) Reserved

(c) any Company stockholder properly exercising appraisal rights or dissenters rights under applicable Law, but only to the extent that such Losses exceed in the aggregate the amount Parent otherwise would have paid to such Company stockholder(s) pursuant to Section 1.7.1 of this Agreement; or

(d) the NexTag Litigation (as such term is defined in the Disclosure Memorandum). Upon receipt of the funds satisfying in full an indemnification Claim with respect to the NexTag Litigation, Purchaser and the Surviving Corporation shall assign to the Indemnifying Stockholders any insurance claim with respect thereto (including any proceeds therefrom) pursuant to insurance policies of the Company in effect immediately prior to the Closing and shall reasonably assist the Indemnifying Stockholders with the processing of any such insurance claim.

No investigation by Parent prior to or after the date of this Agreement shall affect or impair the Indemnified Parties’ rights to be indemnified as provided herein.

7.3	Threshold and Cap

Notwithstanding any other provision of this Agreement:

(a) No Indemnified Party shall be entitled to any amount in respect of Losses as to which Claims for indemnification are made under this Article VII, and the Indemnifying Stockholders shall not be obligated to provide indemnification hereunder, unless and until the aggregate amount of all Losses as to which indemnification otherwise would be required under this Agreement exceed $75,000 (the “Threshold”), in which event the Indemnifying Stockholders shall be obligated to indemnify under this Article VII for the total dollar amount of all such Losses without regard to the Threshold; provided, however, that the foregoing limitation shall not apply to any Claims for Losses based on any of the following (“Fundamental Claims”): (i) breach or inaccuracy of any of the Fundamental Reps in (a) of Section 7.1; (ii) breach or nonperformance of any covenants or provisions contained in Article I, Article VI, Article VII (including, without limitation, Section 7.2(c)) or Article VIII hereof; or (iii) Claims for Losses based on Section 7.2(d).

(b) Except with respect to Fundamental Claims and Claims for Losses based on Section 7.1(b), the maximum aggregate liability of the Indemnifying Stockholders for indemnification under this Agreement shall be limited to, and shall be satisfied exclusively from, the Escrow Amount in accordance with the Escrow Agreement. With respect to Fundamental Claims, the maximum aggregate liability of each Indemnifying Stockholder for indemnification under this Agreement shall be limited to the Purchase Price actually paid to such Indemnifying Stockholder (net of any expenses incurred in connection with the defense of Claims assumed by the Indemnifying Party pursuant to Section 7.4(c) or 7.4(e) to the extent such expenses would have been deemed Losses if they had been incurred by the Indemnified Parties in defense of such Claims), provided that any such liability shall first be satisfied from the Escrow Amount in accordance with the Escrow Agreement. With respect to Claims based on Section 7.1(b), the maximum aggregate liability of the Indemnifying Stockholders for indemnification under this Agreement (i) prior to the termination of the Escrow Agreement shall be limited to, and shall be satisfied exclusively from, the Escrow Amount in accordance with the Escrow Agreement and (ii) following the termination of the Escrow Agreement shall be limited to the Escrowed Funds (as defined in the Escrow Agreement) distributed to the Indemnifying Stockholders.

7.4	Procedure for Indemnification

(a) An Indemnified Party shall give written notice (the “Claim Notice”) of any indemnification Claim under this Article VII to the Stockholder Representative reasonably promptly, but in any event (A) prior to expiration of any survival period for such Claim, and (B) if such Claim relates to the assertion against an Indemnified Party of any Claim by a third party (a “Third Party Claim”), within thirty (30) business days after receipt by the Indemnified Party of written notice of a legal process relating to such Third Party Claim; provided, however, that in the case of clause (B) the failure or delay to so notify the Stockholder Representative shall not relieve the Indemnifying Stockholders (collectively the “Indemnifying Party”) of any obligation or liability that the Indemnifying Party may have to the Indemnified Party except to the extent that the Indemnifying Party’s ability to defend or resolve such indemnification Claim is adversely affected thereby. Any such Claim Notice shall indicate the facts and circumstances on which the indemnification Claim is based (to the extent known to the Indemnified Party), the amount of such indemnification Claim if then ascertainable and, if not then ascertainable, the estimated amount thereof, and the basis for indemnification pursuant to this Agreement.

(b) Unless the Claim is disputed by the Indemnifying Party by written notice delivered to the Indemnified Party within thirty (30) days after receipt of the Claim Notice, then the Claim shall be paid by the Escrow Agent from the Escrow Amount in accordance with the Escrow Agreement. All disputed indemnification Claims shall be resolved by Parent and the Stockholder Representative in accordance with either (i) a mutual agreement between Parent and the Stockholder Representative, which shall be memorialized in writing, or (ii) pursuant to the final decision of a court or other trier of fact.

(c) (i) Except as provided in subsection (d)(i) below, the Indemnifying Party shall have the right, upon written notice given to the Indemnified Party within fifteen (15) days after receipt of the Claim Notice with respect to a Third Party Claim, to assume the defense or handling of such Third Party Claim, at such Indemnifying Party’s sole expense, in which case the provisions of Section 7.4(c)(ii) below shall govern.

     (ii) The Indemnifying Party shall select counsel to conduct the defense or handling of such Third Party Claim reasonably satisfactory to the Indemnified Party. The

Indemnifying Party shall defend or handle such Third Party Claim in consultation with the Indemnified Party and in such manner as is reasonable under the circumstances, and shall keep the Indemnified Party timely apprised of the status of such Third Party Claim. The Indemnifying Party shall not, without the prior written consent of each Indemnified Party and Parent, agree to a settlement of any Third Party Claim, unless (A) the settlement (1) is for monetary damages only in an amount less than the Escrow Amount (or so much thereof as is then remaining available), or is for monetary damage only and the Stockholders agree to pay all monetary damages in excess of the Escrow Amount (or so much thereof as is then remaining available), (2) is contained in a written agreement, and (3) provides an unconditional release and discharge of the Indemnified Party (or the Surviving Corporation if the Indemnified Party is not a party to such Third Party Claim), and (B) Parent shall not have reasonably objected to such settlement on the grounds set forth in clause (i)(D) of subsection (d) below. The Indemnified Party shall cooperate with the Indemnifying Party and shall be entitled to participate in the defense or handling of such Third Party Claim with its own counsel and at its own expense.

(d) (i) If: (A) the Indemnifying Party does not give written notice to the Indemnified Party within fifteen (15) days after receipt of the Claim Notice with respect to a Third Party Claim stating that the Indemnifying Party has elected to assume the defense of such Third Party Claim; (B) at any time the Indemnifying Party shall fail to carry out such defense or handling in such manner as is reasonable under the circumstances; (C) the Third Party Claim involves other than only money damages; (D) the circumstances surrounding the Third Party Claim could, in the reasonable good faith judgment of Parent, result in a material adverse impact on the business, operations, condition (financial or otherwise) or prospects of Parent or the Surviving Corporation or could establish or contribute to a precedential custom or practice which could have a material adverse effect on the continuing business interests of Parent or the Surviving Corporation; (E) the matter involves or affects any Taxes of Parent or any affiliated, unitary or similar group of which Parent is a member, other than simply by reason of any deemed adjustment to the Merger Consideration; (F) the Indemnified Party has reasonably determined, upon the advice of counsel, that having common counsel with the Indemnifying Party would create a conflict of interest under applicable standards of professional conduct; or (G) the Third Party Claim is for monetary damages in excess of the amount that the Indemnified Party is entitled to recover from the Indemnifying Party under this Article VII, then the Indemnifying Party shall not have the right to assume the defense of the Third Party Claim without the prior written consent of Parent, and in the absence of such consent the provisions of Section 7.4(d)(ii) below shall govern.

     (ii) Subject to Section 7.4(d)(i), the Indemnified Party may, at the Indemnifying Party’s expense, select counsel reasonably satisfactory to the Indemnifying Party to defend and handle such Third Party Claim. All reasonable fees and costs associated with such defense shall be reimbursed to the Indemnified Party from the Escrow Amount as incurred (within thirty (30) days after invoices are submitted for payment). The Indemnified Party shall defend or handle such Third Party Claim in consultation with the Indemnifying Party and in such manner as is reasonable under the circumstances, and shall keep the Indemnifying Party timely apprised of the status of such Third Party Claim. The Indemnified

Party shall not settle such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party shall cooperate with the Indemnified Party and shall be entitled to participate in the defense or handling of such Third Party Claim with its own counsel and at the Indemnifying Party’s expense.

(e) The Indemnifying Party hereby agrees to assume the defense of the NexTag Litigation, provided that if at any time the Indemnifying Party shall fail to carry out such defense or handling in such manner as is reasonable under the circumstances then the Indemnified Party shall have the right to assume the defense of the NexTag litigation and the provisions of Section 7.4(d)(ii) above shall govern. The provisions of Section 7.4(c)(ii) shall apply to the Indemnifying Party’s handling of the NexTag Litgation.

7.5	Exclusive Remedies, Other Limitations

After the Closing, the indemnification provided in this Article VII shall be the exclusive remedy available to the Indemnified Parties in respect of any breach of or noncompliance with any provision of this Agreement by the Company. Nothing contained in this Agreement, or in the course of dealing between the parties, shall be deemed to waive or otherwise limit any party’s right to pursue claims based on fraud or willful misconduct that such party would otherwise have under applicable law, except that the maximum aggregate liability of each Indemnifying Stockholder shall be limited to the Purchase Price actually paid to such Indemnifying Stockholder (net of any expenses incurred in connection with the defense of Claims assumed by the Indemnifying Party pursuant to Section 7.4(c) or 7.4(e) to the extent such expenses would have been deemed Losses if they had been incurred by the Indemnified Parties in defense of such Claims).

The amount of any Losses for which the Indemnified Parties would otherwise be entitled to indemnification hereunder shall be reduced on a dollar for dollar basis to the extent such Losses were taken into account in calculating a Net Working Capital Adjustment pursuant to Section 1.7.3 hereunder.

The amount of any Losses for which the Indemnified Party would otherwise be entitled to indemnification hereunder shall be reduced on a dollar for dollar basis by the amount of (i) any indemnification received by such parties pursuant to Section 11 of that certain Asset Purchase and Sale Agreement dated as of December 22, 2003, by and between Gold Net Internet Solutions, Inc. and the Company (f/k/a TLP Acquisition Corporation) and (ii) any set-off or reduction in the amount otherwise owed pursuant to the terms of that certain Promissory Note of the Company in favor of GoldNet Internet Solutions, Inc., dated as of December 22, 2003.

7.6	Release of Claims

(a) By approving this Agreement and the Merger, by executing a Letter of Transmittal, and by accepting any portion of the Merger Consideration, effective at the Effective Time, each stockholder of the Company shall be deemed, effective at the Effective

Time, to hereby fully, unconditionally and irrevocably release any and all Claims and causes of action that such stockholder has or may have against the Company or any present or former director, officer, employee or agent of the Company arising or resulting from or relating to any act, omission, event or occurrence prior to the Effective Time relating to the Company.

(b) Battery Ventures VI, LP and Battery Investment Partners VI, LLC (together, “Battery”) hereby assigns at Closing, any and all contractual and statutory rights of Battery arising under the Asset Purchase Agreement, dated December 22, 2003, between GoldNet Internet Solutions, Inc. and the Company (the “Assigned Rights”); provided, however, that if Parent seeks indemnification from Battery for a Claim pursuant to Article VII hereof, and Parent has not exercised and is not exercising its Assigned Rights relating to such Claim, then such applicable Assigned Rights are hereby assigned to Battery to such extent and Battery may exercise such applicable Assigned Rights.

(c) Notwithstanding the foregoing, nothing in this Section 7.7 will be deemed to constitute a release by any stockholders of the Company of any right of such stockholders of the Company under this Agreement or any other Operative Document in connection with the transactions contemplated herein or therein.

ARTICLE VIII.

GENERAL

8.1	Expenses

Regardless of whether the transactions contemplated by this Agreement are consummated, each party shall pay its own Transaction Costs incident to the negotiation, preparation and execution of this Agreement and the other Operative Documents, and the consummation of the transactions contemplated hereby and thereby; provided, however, that as provided in Section 1.7.3 the Transaction Costs incurred by or on behalf of the Company in connection with this Agreement and the other Operative Documents, to the extent unpaid as of the Closing Date, shall be included in calculating the Company’s Net Working Capital as of the Closing Date.

8.2	Notices

Any notice, request or demand desired or required to be given hereunder shall be in writing given by personal delivery, confirmed facsimile transmission or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice. The effective date of any notice, request or demand shall be the date of personal delivery, the date on which successful facsimile transmission is confirmed or the date actually delivered by a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid. Notice given to the Stockholder Representative shall constitute notice given to each stockholder of the Company.

TO PARENT, MERGER SUB OR, AFTER THE CLOSING, THE SURVIVING CORPORATION:

HouseValues, Inc.

11332 NE 122nd Way

Kirkland, Washington 98034

Fax: (425) 952-5691

Attention: General Counsel

with a copy to:

Perkins Coie LLP

1201 Third Avenue, 48th Floor

Seattle, Washington 98101 3099

Fax: (206) 359 9000

Attention: David C. Clarke

TO THE COMPANY PRIOR TO THE CLOSING:

The Loan Page, Inc.

225 Bush Street, Suite 1770

San Francisco, California 94104

Fax: (415) 738-3000

Attention: Kevin Akeroyd

with a copy to:

Cooley Godward LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190-5656

Fax: (703) 456-8100

Attention: Ryan E. Naftulin, Esq.

TO THE STOCKHOLDER REPRESENTATIVE:

Mark Sherman

c/o Battery Ventures

901 Mariner’s Island Boulevard

Suite 475

San Mateo, California 94404

Fax: (650) 372-3930

8.3	Amendment; Waiver

Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed, in the case of an amendment, by the Parent, the Surviving Corporation and the Stockholder Representative. Any waiver of any provision of this Agreement shall be valid only if set forth in an instrument in writing signed by the party against whom such waiver is sought to be enforced.

8.4	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

8.5	Entire Agreement

This Agreement (including any exhibits hereto), the Disclosure Memorandum, the Mutual Nondisclosure Agreement and the other Operative Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

8.6	Assignment

This Agreement shall not be assignable by operation of law or otherwise; provided, however, that any or all of rights and obligations of each of Merger Sub and Parent may be assigned to one or more Affiliates of Parent without prior approval of the Company.

8.7	Parties in Interest

Except as otherwise expressly set forth herein, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.8	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington applicable to contracts executed in and to be performed in that state,

except that the consummation and effectiveness of the Merger shall be governed by, and construed in accordance with, the laws of the State of Delaware. In any action among or between any of the parties arising out of or relating to this Agreement, each of the parties irrevocably and unconditionally consents and submits to the non-exclusive jurisdiction and venue of the state and federal courts located in King County, Washington or San Francisco, California.

8.9	Headings

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

8.10	Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.11	Waiver of Jury Trial

Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the transactions contemplated hereby or the actions of such parties in the negotiation, administration, performance and enforcement hereof.

ARTICLE IX.

DEFINITIONS

As used in this Agreement, the following defined terms shall have the meanings indicated below:

“Affiliate”: Of a Person (the “Subject”) means any other Person which, directly or indirectly, controls or is controlled by or is under common control with the Subject.

“Affiliated Group”: Any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Agreement”: Is defined in the Introduction.

“Assigned Rights” Is defined in Section 7.6(b)

“Assumed Debt”: Is defined in Section 1.7.1(e).

“Base Merger Consideration”: Is defined in Section 1.7.1(c).

“Battery”: Is defined in Section 7.6(b)

“Business Day”: Any day which is not a Saturday, Sunday or legal holiday recognized by the United States of America.

“California Law”: Means the California Corporations Code.

“Certificate of Merger”: Is defined in Section 1.3.

“Claim”: Any claim, demand, cause of action, suit, proceeding, arbitration, audit, hearing, investigation or inquiry (whether formal or informal).

“Claim Notice”: Is defined in Section 7.4(a).

“Closing”: Is defined in Section 1.2.

“Closing Balance Sheet”: Is defined in Section 1.7.3(a).

“Closing Date”: Is defined in Section 1.2.

“Closing Spreadsheet”: Is defined in Section 1.7.2(a).

“Code”: The Internal Revenue Code of 1986, and all rules and regulations promulgated thereunder, as in effect from time to time.

“Company”: Is defined in the Introduction.

“Company 401(k) Plan”: Is defined in Section 4.6.

“Company Balance Sheet”: Is defined in Section 2.6(a).

“Company Common Stock”: Is defined in Section 1.7.1(d).

“Company Debt”: All indebtedness of the Company for borrowed money including without limitation the sum of (a) the principal amount of any indebtedness of the Company and the Subsidiaries for borrowed money outstanding as of immediately prior to the Closing, together with all prepayment premiums, interest, penalties and other amounts becoming due as a result of this transaction, (b) all payment obligations of the Company and its Subsidiaries for the deferred purchase price for purchases of property outside the ordinary course of business arising in connection with transactions occurring prior to the Closing which are not evidenced by trade payables, (c) the present value (using the interest rate set forth in such lease as the discount rate or using an 5% discount rate if no interest rate is set forth in such lease) of all payment obligations of the Company and its Subsidiaries under leases in existence immediately prior to the Closing to which the Company or any Subsidiary is a party which are capital leases as of the Closing, as determined in accordance with generally accepted accounting principles, (d) any off balance sheet financing of the Company and its Subsidiaries in existence immediately prior to the Closing, (e) any payment obligations of the

Company and its Subsidiaries in respect of bankers’ acceptances or letters of credit in existence immediately prior to the Closing which are not evidenced by trade payables, (f) any liability of the Company and its Subsidiaries with respect to interest rate swaps, collars, caps and similar hedging obligations in existence immediately prior to the Closing, (g) any indebtedness of the type referred to in clauses (a) through (f) above of any Person other than the Company and its Subsidiaries in existence immediately prior to the Closing which is either guaranteed by, or secured by a security interest upon any property owned by, the Company or any of its Subsidiaries, and (h) any unpaid interest, prepayment premiums or penalties accrued or owing on any such indebtedness of the Company and the Subsidiaries.

“Company Intellectual Property Rights”: All intellectual property and proprietary rights worldwide owned, used or licensed by the Company that are embodied in Company Technology, including, without limitation, any and all foreign and domestic trade names, trademarks, service marks, domain names, copyrights, moral rights, trade secret rights, rights in mask works, patent and all associated rights and all registrations, applications, renewals, extensions and continuations (in whole or in part) of any of the foregoing, together with all goodwill associated therewith and all rights and causes of action for infringement, misappropriation, misuse, dilution, unfair trade practice or otherwise associated therewith.

“Company IP”: Is defined in Section 2.14.1.

“Company IP Registrations”: Is defined in Section 2.14.6.

“Company-Owned IP”: Is defined in Section 2.14.1.

“Company Preferred Stock”: Is defined in Section 1.7.1(c).

“Company Technology”: All products, tools, devices, mask works, computer programs, software, source code, object code, development tools, techniques, concepts, know-how, algorithms, methods, processes, procedures, formulae, designs, drawings, customer lists, supplier lists, databases, specifications, programmer notes, specifications, packaging, trade dress, content, graphics, images, user interfaces, “look and feel,” inventions (whether or not patentable), invention disclosures, discoveries, works of authorship (whether or not copyrightable) and other technology owned, used or licensed by the Company.

“Contract”: Any contract, agreement, understanding, commitment, arrangement, instrument, lease, license or other binding obligation in the nature of a contract.

“Delaware Law”: Is defined in Section 1.3.

“Delaware Secretary of State”: Is defined in Section 1.3.

“Disclosure Memorandum”: Is defined in Article II.

“Dissenting Shares”: Is defined in Section 1.7.1(h).

“Effective Date”: Is defined in Section 1.3.

“Effective Time”: Is defined in Section 1.3.

“Employee Benefit Plan”: Any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other employee benefit plan, program, policy, practice, contract, agreement, fund or arrangement (including, without limitation, any “employee benefit plan,” as defined in Section 3(3) of ERISA) or any employment, consulting or personal services contract, whether written or oral, funded or unfunded or domestic or foreign, (a) sponsored, maintained or contributed to by the Company or to which the Company is a party, (b) covering or benefiting any current or former officer, employee, agent, director or independent contractor of the Company (or any dependent or beneficiary of any such individual), or (c) with respect to which the Company has (or could have) any obligation or liability.

“Encumbrance(s)”: Liens, mortgages, pledges, deeds of trust, security other than related to occupational and/or workplace safety, interests, charges, encumbrances and other adverse claims.

“Environmental Laws”: All foreign, federal, state, county and local laws (whether under common law, statute, ordinance, rule, regulation or otherwise), codes permits, licenses, orders, decrees, judgments, guidelines, standards, policies and other requirements of governmental authorities, whether existing as of Closing or any time prior to the Closing, relating to the protection of human health, safety, natural resources or the environment other than related to occupational and/or workplace safety.

“ERISA”: The Employee Retirement Income Security Act of 1974, and all rules and regulations promulgated thereunder, all as in effect from time to time.

“Escrow Agent”: A bank or trust company designated as the escrow agent by Parent.

“Escrow Agreement”: Is defined in 1.7.2(f).

“Escrow Amount”: Is defined in Section 1.7.1(f).

“Financial Statements”: Is defined in Section 2.6(a).

“Fundamental Claims”: Is defined in Section 7.3(a).

“Fundamental Reps”: Is defined in Section 7.1.

“GAAP”: Generally accepted accounting principles in the United States.

“Governmental Body”: Any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Hazardous Materials”: All chemicals, materials, substances, or wastes that are regulated, designated, defined or included in any definition under any Environmental Laws as dangerous, hazardous, radioactive, infectious or toxic or as a pollutant or contaminant, including, without limitation, asbestos or asbestos-containing materials, petroleum or petroleum products, polychlorinated biphenyls and urea formaldehyde.

“Inbound Licenses”: Is defined in Section 2.14.2.

“Indemnified Party” (and, in the plural, “Indemnified Parties”): Is defined in Section 7.2.

“Indemnifying Party”: Is defined in Section 7.4(a).

“Indemnifying Stockholders”: Is defined in Section 7.2.

“Intellectual Property Agreements”: Is defined in Section 2.14.2.

“IRS”: The United States Internal Revenue Service.

“Law”: Any applicable law (including common law), statute, ordinance, regulation, rule, ruling, order, writ, injunction, judgment, decree or other official act of or by a Governmental Body.

“Letter of Transmittal”: Is defined in Section 1.7.2(b).

“Losses”: Is defined in Section 7.2.

“Material Adverse Effect”: Any adverse effect on the business, operations, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or other) or prospects of the Company and its subsidiaries taken as a whole; provided that a Material Adverse Effect shall not include the effect of (a) changes in the industries or markets in which the business of the Company operates that are not unique to such business, (b) the announcement, disclosure or consummation of the transactions contemplated hereby, (c) general economic, regulatory or political conditions or changes, (d) compliance with the terms of this Agreement and the other Operative Agreements or [(e) the effect caused by any matter set forth in the Disclosure Memorandum].

“Merger”: Is defined in the Recitals.

“Merger Consideration”: Is defined in Section 1.7.1(c).

“Merger Sub”: Is defined in the Introduction.

“Net Working Capital”: Current assets of the Company less current liabilities of the Company (including unpaid Transaction Costs, but excluding the current portion of the Assumed Debt and the current portion of Company Debt to the extent deducted from the Merger Consideration pursuant to Section 1.7.1).

“NWC Statement”: Is defined in Section 1.7.3(a).

“Operative Documents”: Is defined in Article II.

“Outbound Licenses”: Is defined in Section 2.14.2.

“Parent”: Is defined in the Introduction.

“Permitted Encumbrances”: Encumbrances related to Taxes not yet due and payable and Encumbrances which are not material in amount or significance and which do not impair in any material respect the Company’s current use of the Real Property or Personal Property, as the case may be.

“Person”: Any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity or Governmental Body or regulatory authority.

“Personal Property”: All personal property owned, leased or rented by the Company.

“Pre-Closing Tax Period(s)”: Collectively, all taxable periods ending on or prior to the Closing Date and the portion through the end of the Closing Date for all Straddle Periods.

“Public Software”: Is defined in Section 2.14.11.

“Purchase Price”: The sum of (a) the Base Merger Consideration, plus (b) the Assumed Debt.

“Real Property”: Is defined in Section 2.9(a).

“Release”: Releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping.

“Source Code”: Is defined in Section 2.14.7.

“Stock Purchase Rights”: Is defined in Section 2.3(c).

“Stockholder Representative”: Is defined in Section 1.8.

“Straddle Period”: Each taxable period beginning before and ending after the Closing Date.

“Survival Period”: Is defined in Section 7.1.

“Surviving Corporation”: Is defined in Section 1.1.

“Target Net Working Capital”: Is defined in Section 1.7.3(a).

“Tax” (and, in the plural, “Taxes”): Any and all (a) domestic or foreign federal, state or local taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever (including, without limitation, any income, net income, gross income, receipts, windfall profit, severance, property, production, sales, use, business and occupation, license, excise, registration, franchise, employment, payroll, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, estimated, transaction, title, capital, paid-up capital, profits, occupation, premium, value-added, recording, real property, personal property, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax, and any liability under unclaimed property or similar laws), (b) interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, and (c) liability in respect of any items described in clause (a) and/or (b) payable by reason of contract, assumption, transferee liability, operation of law or otherwise.

“Tax Returns”: Any report, return, statement or other written information, including any schedules or attachments thereto and any amendment thereof, required to be supplied to a taxing authority in connection with Taxes.

“Threshold”: Is defined in Section 7.3(a).

“Third Party Claim”: Is defined in Section 7.4(a).

“Third Party IP”: Is defined in Section 2.14.1.

“Transaction Costs”: All expenses, fees, costs and other payments incurred by the Company in connection with or related to the Merger and the transactions contemplated by this Agreement, including without limitation (a) investment banking, legal, accounting and financial advisory fees and expenses, (b) fees and expenses of consultants and other advisors, (c) special dividends or distributions to stockholders declared but not yet paid, (d) special change of control, retention or other bonuses, or other special payments or compensation adjustments, owed to or earned by employees, consultants or others in connection with or related to the transactions contemplated hereby, and (e) all other transaction-related costs.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement and Plan of Merger as of the date and year first above written.

HOUSEVALUES, INC.

By:	/s/ GREGG ESKENAZI
Name: Gregg Eskenazi
Title: General Counsel and Secretary

JUMBO ACQUISITION, INC.

By:	/s/ GREGG ESKENAZI
Name: Gregg Eskenazi
Title: President and Secretary

THE LOAN PAGE, INC.

By:	/s/ KEVIN AKEROYD
Name: Kevin Akeroyd
Title: Chief Executive Officer